Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2. Date of Material Change

June 10, 2010
July 1, 2010

Item 3. News Release

News Release dated June 10, 2010 was disseminated through CNW group.

Item 4. Summary of Material Change

David Richardson has resigned as a director of the Company and David Kong has been appointed as a director.

Item 5.1 Full Description of Material Change

Effective July 1, 2010, David Kong is appointed as a director of the Company.

Mr. Kong is a Chartered Accountant and a Partner at Ernst & Young LLP heading up their China practice for Canada. Prior to joining Ernst & Young, Mr. Kong was a Partner at Ellis Foster Chartered Accountants which later merged with Ernst & Young. Mr. Kong is fluent in many other languages including Malaysian, Mandarin Chinese and Cantonese. Mr. Kong graduated from the National Cheng Chi University in Taiwan in 1971, received his Canadian Chartered Accountant designation in 1978 and his Certified Public Accountant designation in 2002. He will be retiring from public practice at the end of June 2010.

Effective June 10, 2010, David Richardson has resigned as a director due to time and family commitments, but he will serve as an advisory board member.

Item 5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9. Date of Report

June 10, 2010